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                                                                    EXHIBIT 99.1


CLIFFS                                      NEWS RELEASE
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DRILLING COMPANY                            DATE:     April  9, 1996
1200 SMITH STREET, SUITE 300                CONTACT:  EDWARD A. GUTHRIE
HOUSTON, TEXAS  77002                                 VICE PRESIDENT - FINANCE
                                            PHONE:    (713) 651-9426

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         Houston, Texas, (April 9, 1996) - - Cliffs Drilling Company
(NASDAQ:CLDR) announced today that it has entered into a letter of intent to acquire nine jackup drilling rigs owned by Viking Supply Ships A.S, Norway, ("Viking") and one jackup drilling rig owned by Production Partner Inc., together with their related assets, all of which are operated by Southwestern Offshore Corporation, a wholly-owned subsidiary of Viking ("Southwestern"). One of the nine Viking rigs is committed to a Trinidad joint venture in which Viking has a 50% interest (the "Joint Venture"). The purchase price is $110 million in cash plus 1.2 million shares of Cliffs Drilling Common Stock. The transaction provides that four of the rigs will be refurbished and upgraded.

         Consummation of the transaction is subject to customary due diligence, execution of a final purchase and sale agreement, regulatory approvals, financing being obtained by Cliffs Drilling and satisfaction of customary closing conditions to be contained in the purchase and sale agreement.

         Nine of the ten rigs being acquired are cantilevered, four are of independent leg design and six are of mat design. The rigs are capable of operating in water depths from 100 to 200 feet. Six of the rigs are currently operating under contracts in the Gulf of Mexico and four are currently being upgraded. Of the four rigs being upgraded, one is already contracted for work in Qatar and one is contracted for work in Trinidad by the Joint Venture. In conjunction with the acquisition, it is expected that Cliffs Drilling Company will employ substantially all of the employees of Southwestern.

         Douglas E. Swanson, Chairman of the Board, President and Chief Executive Officer of Cliffs Drilling, said that "the acquisition of the Southwestern rigs will significantly expand the Cliffs Drilling jackup fleet and broaden the Company's areas of operations, particularly in the active Gulf of Mexico market." After the acquisition, Cliffs Drilling will own twelve jackup rigs, six Mobile Offshore Production Units and six land rigs.

         Cliffs Drilling Company is a diversified drilling contractor engaged in providing contract drilling services on both a turnkey and daywork basis, mobile offshore production units and well engineering and management services.


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